

03058663

NO ACT
P.E 2.21.03

April 2, 2003

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act 33
Section 5
Rule
Public
Availability 4-2-03

Re: Cook Inlet Region, Inc.
Incoming letter dated February 21, 2003

In our letter to Shaan-Seet, Incorporated dated September 15, 1994, we stated our views on enforcement when a settlement trust established under the Alaska Native Claims Settlement Act ("ANCSA") does not register under the Securities Act of 1933 or the Securities Exchange Act of 1934. The enactment of Section 646 of the Tax Code (as defined in your letter) and its effects on settlement trusts established pursuant to ANSCA that you describe in your letter do not affect our stated views. Accordingly, enactment of Section 646 of the Tax Code and settlement trusts established pursuant to ANSCA qualifying for the new treatment in Section 646 that you describe in your letter do not affect the application of our previously stated views on enforcement to the CIRI Trusts.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,



Maria Gabriela Bianchini
Attorney Advisor

CRGH



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2003

J. Martin Willhite
Munger, Tolles & Olson LLP
355 South Grand Avenue
Thirty-Fifth Floor
Los Angeles, California 90071-1560

Re: Cook Inlet Region, Inc.

Dear Mr. Willhite:

In regard to your letter of February 21, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

33 NEW MONTGOMERY STREET
SAN FRANCISCO, CALIFORNIA 94105-9781
TELEPHONE (415) 512-4000
FACSIMILE (415) 512-4077

February 21, 2003

WRITER'S DIRECT LINE
(213) 683-9282
(213) 683-4082 FAX
willhitem@mto.com

1933 Act
1934 Act

Chief Counsel Paula Dubberly
Office of the Chief Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street Northwest
MS 1933
Washington, D.C. 20549

Re: **Ruling Request As To Settlement Trusts Under ANCSA**

Dear Chief Counsel Dubberly:

We are writing on behalf of our client, Cook Inlet Region, Inc., an Alaska Native Corporation organized pursuant to the Alaska Native Claims Settlement Act ("ANCSA") and Alaska state law (herein "CIRI"), to request that the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC" or the "Commission") confirm that, notwithstanding relevant changes in certain tax code provisions (as discussed below), it will continue to adhere to the views on enforcement stated by it in the no-action letter to Shaan-Seet, Incorporated dated September 15, 1994. CIRI is one of the twelve (12) Regional corporations organized under Alaska law in accordance with ANCSA and represents the geographic region surrounding Anchorage, Alaska. CIRI has approximately 7,000 shareholders and assets in excess of $1.0 billion. The overwhelming majority of CIRI's shareholders are Alaska Natives of Athabascan and Southeast Indian, Inupiat and Yup'ik Eskimo and Aleut descent. CIRI intends to establish two irrevocable settlement trusts pursuant to ANCSA (these settlement trusts are collectively referred to herein as the "CIRI Trusts").

A. No Action Positions Previously Taken.

The Staff has previously issued no-action letters to Haida Corporation, Shaan-Seet, Incorporated, Shee Atika, Incorporated, Kake Tribal Corporation and Goldbelt, Incorporated, (each a Native Corporation organized pursuant to ANCSA) regarding the establishment of ANCSA settlement trusts similar to the CIRI Trusts. Copies of these no-action letters are attached for your convenience. In reaching its no-action position in each of these previous circumstances, the SEC noted especially that: (1) the subject settlement trusts were to be established in accordance with ANCSA, (2) the subject settlement trusts were to be established by Native Corporations organized under ANCSA, (3) the beneficial interests in each of the subject settlement trusts were to be subject to the restrictions against alienation found in ANCSA and, therefore, were to be virtually non-transferable, (4) the certificates representing the beneficial interests in each of the subject settlement trusts were to bear a restrictive legend regarding such transfer restrictions and (5) each Native Corporation making such a no-action request had represented that the subject settlement trusts would comply with all applicable provisions of ANCSA.

Additionally, in its September 15, 1994 response to Shaan-Seet, Incorporated, the Staff indicated that, having fully expressed its views, it would no longer respond to additional requests for no-action assurance with respect to such settlement trusts, unless they present novel or unusual issues. While mindful of this position, CIRI is concerned that recent changes in the Internal Revenue Code of 1986, as amended (the "Tax Code"), affecting ANCSA settlement trusts could affect the Staff's prior conclusions. As discussed further below, it is our opinion that the Tax Code changes should not change the legal analysis of the relevant facts under either the Securities Act or the Exchange Act.

For purposes of the Staff's evaluation and analysis of this no-action request, CIRI hereby represents, and the Staff may assume, that the CIRI Trusts have qualifications and limitations that are the same as, or even more stringent than, those noted by the Staff in its previous no-action responses with respect to the establishment of ANCSA settlement trusts, and as a result, the CIRI Trusts satisfy the five criteria identified above that the Staff noted in reaching these previous no-action positions.

B. ANALYSIS

Congress' recent changes in the federal income tax treatment of ANCSA settlement trusts present new issues with respect to the CIRI Trusts, but in our opinion should not ultimately change the conclusions previously reached by the SEC.

1. Recent amendments to federal income tax provisions affecting the CIRI Trusts.

As part of the Economic Growth and Tax Relief Reconciliation Act of 2001, Congress enacted Section 646 of the Tax Code to change certain aspects of the federal income tax treatment of qualifying ANCSA settlement trusts[1] and their beneficiaries. Section 646 provides two important federal income tax benefits for electing ANCSA settlement trusts. First, contributions to such a trust will not be currently taxable to its beneficiaries.[2] Second, its income is taxed at a lower rate than the graduated rates that usually apply to trusts. A settlement trust elects the treatment of Section 646 by making a one-time election in accordance with Section 646(c).

Prior to the enactment of Section 646, the Internal Revenue Service treated contributions to a settlement trust as a taxable distribution to the shareholders of the settlor Native Corporation, with each shareholder being treated as having received a distribution to the extent of such shareholder's beneficial interest in the settlement trust.[3] As a result, the beneficiaries could be taxed on the Native Corporation's contributions to a settlement trust, even though they had received only an illiquid beneficial interest in a trust. As the legislative history explains, Section 646 was enacted out of a concern "that present law may inhibit many [Native Corporations] from establishing settlement trusts, due to the IRS present law treatment of a contribution by an [Alaska Native Corporation] to a trust as a dividend to the extent the [Native Corporation] has current or accumulated earnings and profits in the year of the contribution."[4]

To address the concern that this treatment discouraged Native Corporations from establishing settlement trusts, Section 646(d)(1) provides that, for an electing settlement trust,[5] "no amount shall be includible in the gross income of a beneficiary of such trust by reason of a contribution to such trust."[6] The legislative history further states, consistent with this provision, that "[s]o long as the [Native Corporation's] shareholders or the beneficiaries of the trust do not receive the money or other property that is contributed to the trust, the Committee believes it is appropriate to allow the transfer to the trust without causing dividend treatment."[7]

---

[1] Section 646(h)(2) states that a "settlement trust" means "a trust that constitutes a settlement trust under section 3(t) of the Alaska Native Claims Settlement Act (43 U.S.C. 1602(t))." The CIRI Trusts constitute "settlement trusts" for all purposes of Section 646.

[2] Section 646(d)(1).

[3] See, for example, Priv. Ltr. Rul. 2001-27-012 (July 9, 2001); Priv. Ltr. Rul. 98-24-002 (June 12, 1998).

[4] Senate Finance Committee, Technical Explanations of Provisions Approved by the Committee on May 15, 2001, at 148 (Comm. Print 2001).

[5] A settlement trust elects the treatment of Section 646 by making a one-time election in accordance with Section 646(c).

[6] Section 646(d)(2) provides for conforming treatment for the sponsoring Native corporation. It states that the "earnings and profits of the sponsoring Native corporation shall not be reduced on account of any contribution to such settlement trust."

[7] *Id.* at 4.

In addition to specifying that contributions to an ANCSA settlement trust will not be treated as taxable distributions to its beneficiaries, Section 646 also establishes special rules for taxing the income of an electing ANCSA settlement trust. Most importantly, Section 646(b) generally provides that the electing settlement trust is taxed at the lowest rate specified in Section 1(c) of the Tax Code. This generally means that an electing settlement trust's income will be taxed at rates significantly lower than the graduated rates applicable to trusts, which currently range as high as 38.6%. Finally, if an electing settlement trust has already paid taxes with respect to its income, such income can be distributed to the beneficiaries without additional taxation.

Two additional linked aspects of Section 646 warrant mention. First, the alienability of the beneficial interests in the settlement trust must be severely restricted for a settlement trust to qualify for the benefits of Section 646. Second, if the alienability restrictions on the interests in such trust are lifted after it has elected to apply Section 646, the election ceases to be effective on the first day of the year in which such dispositions are permitted and Section 646 no longer applies to the settlement trust.[8] Moreover, the taxable income of the settlement trust is generally increased by the current or accumulated profits of the Native Corporation, up to the amount of the fair market value of the settlement trust's assets.

The federal income tax treatment provided by new Section 646 has the practical effect of making the creation of ANCSA settlement trusts much more attractive to all Native Corporations, including CIRI. This new legislation reflects a Congressional determination that the creation of ANCSA settlement trusts should be encouraged and that the significant economic barriers to their establishment should be eliminated. In light of the significant changes to the federal income tax laws applicable to ANCSA settlement trusts, CIRI is pursuing the establishment of these settlement trusts and has requested a "private letter ruling" from the Internal Revenue Service to obtain assurance that the CIRI Trusts do in fact qualify for the favorable new treatment described in Section 646.

D. CONCLUSION

These important recent changes in the provisions of the Tax Code relevant to the establishment and operation of ANCSA settlement trusts to some extent alter the legal and economic landscape in which such trusts are and will be created, primarily in that, as Congress intended, they make the establishment of such settlement trusts more economically attractive. Consequently, it can be expected that, like CIRI, a number of Native Corporations that have not heretofore determined to proceed with the establishment of such trusts now will do so. The number of such trusts, and the number of beneficial interests in such trusts outstanding, may increase significantly.

[8] The same consequences apply if an ANC makes a contribution to the settlement trust after lifting the alienability restrictions on its stock.

Nevertheless, in our opinion, these Tax Code changes (i) do not affect the legal analysis of the application of the Securities Act's registration requirements or the Exchange Act's registration and reporting requirements relating to beneficial interests in settlement trusts established by a Native Corporation in accordance with ANCSA so that registration and reporting under these statutes is now required and (ii) should not be a basis on which to change the enforcement conclusions previously reached by the Staff. We would appreciate your confirming to us that the Staff's position, as expressed in the Shaan-Seet, Incorporated letter referred to above, will continue to be applicable to Native Corporations (including CIRI) and ANCSA settlement trusts established by them, notwithstanding the Tax Code amendments described above.

F. ENCLOSED DOCUMENTS

We include copies of the following for your convenience and consideration in support of this request:

A. Copy of the No Action request and SEC Staff Response dated September 15, 1994 issued to Shaan-Seet, Incorporated.

B. Copy of the No Action request and SEC Staff Response dated September 15, 1994 issued to Haida Corporation.

C. Copy of the No Action request and SEC Staff Response dated May 25, 1994 issued to Kake Tribal Corporation.

D. Copy of the No Action request and SEC Staff Response dated January 11, 1994 issued to Goldbelt, Incorporated.

E. Copy of the No Action request and SEC Staff Response dated December 28, 1992 issued to Shee Atika, Incorporated.

F. Copy of Section 646 of the Internal Revenue Code of 1986, as amended.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

Please contact us (Simon Lorne at 213.683.9139 or Marty Willhite at 213.683.9282) if you should have any questions.

Thank you for your consideration of this request.

Yours sincerely,



J. Martin Willhite
Simon M. Lorne

834642.11